SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

00430H 102

(CUSIP Number)

Jack W. Schuler c/o Accelerate Diagnostics, Inc. 3950 South Country Club, Suite 470 Tucson, Arizona 85714
(520) 365-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H 102
1	Names of Reporting Persons.
Jack W. Schuler
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	8,556,138
	8	Shared Voting Power	647,939
	9	Sole Dispositive Power	8,556,138
	10	Shared Dispositive Power	647,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person	9,204,077
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	22.2%
14	Type of Reporting Person	IN

CUSIP No. 00430H 102

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation formerly known as Accelr8 Technology Corporation (the “Company”). The Company’s principal executive offices are located at 3950 South Country Club, Suite 470, Tucson, Arizona 85714.

Item 2. Identity and Background

(a)          The person filing this Section 13D is Jack W. Schuler, a citizen of the United States (“Schuler”).

(b)          Schuler’s business address is 28161 N. Keith Drive, Lake Forest, Illinois 60045.

(c)          Schuler is a private investor and a member of the board of directors of several companies, including the Company, Stericycle, Inc. (NASDAQ: SRCL), Quidel Corporation (NASDAQ: QDEL), and Medtronic, Inc. (NYSE: MDT).

(d)          During the past five years, Schuler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, Schuler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (1) as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) which found any violation with respect to federal or state securities laws.

(f)          Schuler is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On or about August 14, 2013, Schuler acquired beneficial ownership of 1,055,721 additional shares of Common Stock in the following transactions:

i.	Schuler (through the Jack W. Schuler Living Trust, Schuler Grandchildren LLC and the Schuler GC 2010 Continuation Trust, respectively) acquired a total of 642,631 shares of Common Stock in connection with a rights offering conducted by the Company pursuant to a Registration Statement on Form S-3/A and Prospectus dated as of July 12, 2013. Under the terms of the rights offering, each stockholder of the Company as of July 8, 2013 (the record date for the offering) was distributed 0.064038 non-transferable subscription rights for each share of Common Stock owned by such stockholder as of the record date. Each whole subscription right entitled the holder thereof to purchase one share of Common Stock at a subscription price of $8.04 per share. The terms of the rights offering also permitted participating stockholders to over-subscribe for additional shares of Common Stock, subject to certain conditions and limitations. The amount set forth above includes 127,575 shares of Common Stock acquired pursuant to the exercise of such over-subscription privilege.

ii.	Schuler (through the Jack W. Schuler Living Trust) acquired 413,090 shares of Common Stock pursuant to a Standby Purchase Agreement, dated as of May 31, 2013, by and between the Company and Abeja Ventures, LLC (“Abeja”), pursuant to which Abeja was obligated to purchase any and all shares of Common Stock not subscribed for in connection with the rights offering described above. Abeja assigned its rights and obligations to the Jack W. Schuler Living Trust.

CUSIP No. 00430H 102

Schuler paid an aggregate purchase price of $8,487,997 (or $8.04 per share) for the shares of Common Stock acquired in the transactions described above. Such purchase price was paid in cash to the Company using personal funds available to Schuler and/or other funds available to the entities listed above.

Item 4. Purpose of Transaction

Schuler purchased the shares of Common Stock referenced in Item 3 above to (i) exercise his rights to participate in the rights offering and not be diluted by the participation of other stockholders, (ii) acquire additional shares in the Company for long-term investment purposes, and (iii) provide additional capital to support the Company’s research and development, product development and marketing initiatives.

Schuler has no present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company’s business or corporate structure; (7) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (10) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a)          Based on information provided by the Company to Schuler, after the completion of the rights offering and other transactions described herein, there were 41,392,771 shares of Common Stock issued and outstanding. After giving effect to such transactions (and the other acquisitions of Common Stock described in Item 5(c) below), Schuler now beneficially owns 9,204,077 shares of Common Stock, representing 22.2% of the issued and outstanding Common Stock. The shares beneficially owned by Schuler include 647,939 shares held by Schuler Grandchildren LLC (Schuler has sole voting and dispositive power with respect to such shares in his capacity as manager of the entity); 647,939 shares held by Schuler GC 2010 Continuation Trust (Schuler has shared voting and dispositive power with respect to such shares in his capacity as the grantor of the trust); 7,882,141 shares held by the Jack W. Schuler Living Trust (Schuler has sole and dispositive power with respect to such shares in his capacity as trustee of the trust); and 26,058 shares issuable to Schuler individually in respect of stock options exercisable within 60 days of the date of this filing. Schuler disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

(b)          See Item 5(a) above.

CUSIP No. 00430H 102

(c)          Within the past 60 days, Schuler (through the Jack W. Schuler Living Trust) has effected the following transactions in the Common Stock:

i.	on August 15, 2013, the Jack W. Schuler Living Trust acquired a total of 32,248 shares of Common Stock in multiple open market transactions at prices ranging from $7.27 to $8.00 per share, inclusive. The average purchase price in such transactions was $7.72 per share.

ii.	on August 16, 2013, the Jack W. Schuler Living Trust acquired a total of 46,246 shares of Common Stock in multiple open market transactions at prices ranging from $7.89 to $8.00 per share, inclusive. The average purchase price in such transactions was $8.00 per share.

iii.	on August 19, 2013, the Jack W. Schuler Living Trust acquired a total of 800 shares of Common Stock in multiple open market transactions at prices ranging from $7.92 to $8.00 per share, inclusive. The average purchase price in such transactions was $7.97 per share.

(d)          See Item 5(a) above.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The members and managers of Abeja, including Schuler, have entered into a customary Limited Liability Company Agreement that governs the management and operations of Abeja. Among other things, Abeja’s Limited Liability Company Agreement contains certain rights and obligations of the managers with respect to the voting and disposition of the securities held by Abeja, as well as limitations on the members’ ability to transfer their membership interests in Abeja. As of the date of this filing, Abeja does not hold any shares of Common Stock.

Except as otherwise described in this Schedule 13D, no contracts, arrangements, understandings or relationships (legal or otherwise) exist between Schuler and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The securities referenced herein have not been pledged and are not otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over any securities.

Item 7. Material to be Filed as Exhibits

      Not applicable.

CUSIP No. 00430H 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 3, 2013	By:	/s/ Jack W. Schuler
Jack W. Schuler